Sterling Smith Corporation

December 31, 2023

Financial Statements



Tax | Audit | Advisory

STERLING SMITH CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

ASSETS

Cash and cash equivalents, unrestricted	$	517,577
Cash held with clearing broker		410,938
Deposits held by clearing broker, restricted		250,000
Prepaid expenses		3,307
Securities, at market value		2,075,571
TOTAL ASSETS	$	3,257,393

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	201,952
STOCKHOLDER'S EQUITY		
Common stock with par value of $.01 per share,		
50,000,000 shares authorized, 100,000 issued		
and outstanding		1,000
Additional paid-in capital		315,200
Retained earnings		2,739,241
TOTAL STOCKHOLDER'S EQUITY		3,055,441
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	3,257,393

The accompanying notes are an integral
part of these financial statements.



To Management
of Sterling Smith Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sterling Smith Corporation as of December 31, 2023, the related statements of income, stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sterling Smith Corporation as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sterling Smith Corporation's management. Our responsibility is to express an opinion on Sterling Smith Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sterling Smith Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of Sterling Smith Corporation's financial statements. The supplemental information is the responsibility of Sterling Smith Corporation management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

EEPB

EEPB

We have served as Sterling Smith Corporation's auditor since 1995.

Houston, Texas

February 15, 2024

STERLING SMITH CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

STERLING SMITH CORPORATION, a Texas corporation, (the "Company"), was formed on January 25, 1995. The Company was formed for the purpose of conducting business as a broker/dealer in securities. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer in securities under the Securities Exchange Act of 1934 and the Financial Industry Regulatory Authority ("FINRA"). The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers cash and highly liquid investments with maturities of three months or less when purchased to be cash and cash equivalents.

Deposits Held by Clearing Brokers

Under the terms of the Clearing Agreement between the Company and Pershing, LLC ("Pershing"), the Company is required to maintain a certain level of cash on deposit with Pershing, which amounted to $250,000 at December 31, 2023. Should Pershing suffer a loss due to a failure of the Company's customer to complete a transaction, the Company is required to indemnify Pershing to the extent of such loss. As of December 31, 2023, there were no amounts owed to this clearing broker nor did the Company incur a loss during the year ended December 31, 2023 due to a customer's failure to complete a transaction.

Marketable Securities

Marketable securities owned are recorded at fair value as of the balance sheet date. The difference between cost and fair value is included in income. The Company classifies marketable securities owned as trading securities. It is the Company's policy to classify debt and equity securities with readily determinable fair values as trading securities and report them on the balance sheet at fair value if they are purchased and held principally for the purpose of selling them in the near term.

Securities Transactions

Proprietary securities transactions are recorded on a trade date basis. Profit and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded in the statement of financial condition.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Marketable securities, including derivative financial instruments, are recorded at fair value based on the closing price on nationally traded exchanges at the balance sheet date. Securities not readily marketable are valued at fair value as determined by management. As of year end, there were no positions open on derivative financial instruments.

Revenue Recognition

The Company accounts for revenue under ASC 606- Revenue from Contracts with Customers (ASC 606). ASC 606 supersedes previous revenue recognition requirements in ASC 605 and includes a five step revenue recognition model to depict the transfer of goods or services to customers in an amount that reflects the consideration in exchange for those goods or services.

Companies will apply the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract.

The Company's revenues are earned primarily from the sale of trading fixed income securities to counterparties. Revenues are recognized as securities are sold on a trade date basis (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the counterparty). The Company believes that the performance obligation is satisfied on trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the counterparty. Placement revenue include placement fees the Company charged to a broker dealer. The Company entered into an agreement to buy and sell the issue of Mexican bank paper for a placement fee. Revenue was recognized on the trade date.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholder is liable individually for federal income taxes arising from the Company's income. Accordingly, no provision has been made for federal income tax in the accompanying financial statements.

The Company is subject to the Texas Gross Margin Tax. The Texas Gross Margin Tax generally is calculated as one percent of gross margin, as defined. No tax is due for the year ended December 31, 2023.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of support and revenues and expenses during the reporting period.   Actual results could differ from those estimates.

Foreign Currency Transactions

As an agent, in the normal course of business, the Company enters into securities transactions which are denominated in foreign currencies, primarily the Mexican peso. Realized and unrealized foreign currency gains and losses on such transactions are recorded in income in the period they are incurred.   There was a $1,196 net realized foreign currency gain recorded in 2023.

NOTE 2:   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 (including subordinated indebtedness) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital, as defined, of $2,552,592, which was $2,452,592 in excess of the required minimum net capital of $100,000.   The Company's ratio of aggregate indebtedness was 0.08 to 1 at December 31, 2023. The Company is currently in compliance with these requirements.

NOTE 3:   SECURITIES

The Company has adopted FASB Accounting Standards Codification Topic 820-10, "Fair Value Measurements", for all financial assets and liabilities. ASC 820-10 provides standards and disclosures for assets and liabilities that are measured and reported at fair value. As defined in ASC 820-10, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ASC 820-10 requires disclosure that establish a framework for measuring fair value and expands disclosure about fair value measurements. The statement requires fair value measurements be classified and disclosed in one of the following categories:

NOTE 3:   SECURITIES *(Continued)*

Level 1:   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Measured based upon inputs that are observable, either directly or indirectly, for the asset or liability other than quoted market prices included in Level 1. These inputs include: a) quoted prices for similar asset or liabilities in active markets b) quoted prices for identical or similar assets or liabilities in markets that are not active c) inputs other than quoted market prices that are observable and d) inputs that are derived primarily from or corroborated by observable market data by correlation or other means.

Level 3:   Measured based on unobservable inputs for the asset or liability for which there is little, if any, market activity for the asset or liability at the measurement date. This input includes management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include management's own data.

As required by ASC 820-10, financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2023:

Government, corporate and foreign bonds: Valued using various techniques which may consider recently executed transactions of the issue or comparable issues, market price quotations (where observable), bond spreads, and fundamental data relating to issuer.

Warrants: Valued as determined by observable quoted pricing inputs of the related underlying security.

NOTE 3:   SECURITIES *(Continued)*

The following table summarizes the valuation of the Company's financial instruments by ASC 820-10 pricing levels as of December 31, 2023:

	Quoted prices in active markets for identical assets (Level 1)	Other observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair value at December 31, 2023
United States Government Bonds	$ 1,241,517	$ -	$ -	$ 1,241,517
Canada Corporate Bonds	397,786	-	-	397,786
Switzerland Corporate Bonds	395,968	-	-	395,968
United States Corporate Bonds	29,736	-	-	29,736
Argentina Government Bonds	-	8,065	-	8,065
Venezuela Detachable warrants	-	2,500	-	2,500
Total	$ 2,065,007	$ 10,565	$ -	$ 2,075,572

The bonds mature at various dates, ranging from January 2024 to May 2025.

NOTE 4:   CONCENTRATIONS

The Company's business consists primarily of trading fixed income securities of non-U.S. issuers, which generally have higher yields than U.S. issuers. Management believes that current economic conditions are conducive for continued demand for these securities and the Company's services.

The Company engages in trading activity and maintains securities in which counterparties include other broker-dealers and financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to certain risks. It is the policy of the Company to consider the creditworthiness of each counterparty, as necessary.

NOTE 5:   COMMITMENTS AND CONTINGENCIES

The Company clears all of its securities transactions through a clearing broker (Pershing LLC) on a fully-disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2023, the Company did not have any recorded liabilities with regard to the right. During 2023, the Company did not pay the clearing broker any amounts related to these guarantees.

The Company's policy is to monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities and any related collateral as well as requiring adjustments of collateral levels as necessary. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

NOTE 6:   UNCERTAIN TAX POSITIONS

The Company did not have unrecognized tax benefits as of December 31, 2023 and does not expect this to change significantly over the next twelve months. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of December 31, 2023, the Company has not accrued interest or penalties related to uncertain tax positions. The Company's U.S. federal and state tax returns are open to audit under the statute of limitations for the years ended December 31, 2020 and beyond.

NOTE 7:   SUBORDINATED LIABILITIES

The company had no subordinated liabilities at any time during the year ended December 31, 2023. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2023.

NOTE 8:   SUBSEQUENT EVENTS

Subsequent events were evaluated from January 1, 2024 through February 15, 2024, which is the date the financial statements were available to be issued. No reportable subsequent events were noted.